Exhibit 99.1

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

AS OF DECEMBER 31, 2021 AND JUNE 30, 2021

AND

FOR THE SIX MONTHS ENDED DECEMBER 31, 2021 and 2020

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS, EXCEPT FOR NUMBER OF SHARES DATA)

	As of December 31, 2021 (unaudited)	As of June 30, 2021
ASSETS
Current assets
Cash and cash equivalents	$59,321,982	$52,410,472
Accounts receivable, net	881,529	826,683
Inventory	35,296	246,778
Prepayment and other current assets	12,111,020	12,282,665
Total current assets	72,349,827	65,766,598
Non-current assets
Property, plant and equipment, net	295,274	303,488
Intangible assets, net	30,867	36,031
Long-term investment	941,073	-
Operating lease - right-of-use assets, net	4,174,588	4,262,736
Finance lease - right-of-use assets, net	1,270,449	1,346,728
Long-term prepayments and other non-current assets	392,114	1,934,955
Goodwill	31,369	-
Deferred income tax assets	524,536	704,262
Total Non-current assets	7,660,270	8,588,200
TOTAL ASSETS	$80,010,097	$74,354,798

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$5,583,473	$4,357,553
Advances from customers	2,967,388	2,993,656
Taxes payable	239,185	2,220
Current maturities of operating lease liabilities	25,336	87,103
Current maturities of finance lease liabilities	61,362	59,098
Total current liabilities	8,876,744	7,499,630
Long-term portion of operating lease liabilities	2,187,674	2,147,252
Long-term portion of finance lease liabilities	417,474	442,670
Convertible note	3,502,650	-
TOTAL LIABILITIES	14,984,542	10,089,552

Commitments and contingencies	-	-

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized; 33,581,556 and 33,581,556 shares issued and outstanding, respectively	3,359	3,359
Additional paid-in capital	26,185,836	25,542,531
Statutory reserve	664,100	664,100
Retained earnings	36,198,148	36,804,282
Accumulated other comprehensive income(loss)	1,994,065	1,298,015
Total equity attributable to shareholders	65,045,508	64,312,287
Non-controlling interest	(19,953)	(47,041)
TOTAL SHAREHOLDERS’ EQUITY	65,025,555	64,265,246
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$80,010,097	$74,354,798

The accompanying notes are an integral part of these consolidated financial statements.

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME/(LOSS) AND COMPREHENSIVE INCOME/(LOSS)

(IN U.S. DOLLARS, EXCEPT SHARES DATA)

(UNAUDITED)

	For the six months ended December 31,
	2021	2020
Revenue
Installation and maintenance	$21,979,399	$32,055,964
Housekeeping	8,009,015	9,630,598
Senior care	4,091,068	2,404,491
Total revenue	34,079,482	44,091,053
Cost of revenue
Installation and maintenance	14,693,065	19,837,880
Housekeeping	6,687,377	7,358,322
Senior care	2,027,637	1,110,011
Total cost of revenue	23,408,079	28,306,213
Gross profit	10,671,403	15,784,840
Operating expenses
Sales and marketing expenses	4,357,836	3,027,223
General and administrative expenses	5,602,754	919,089
Total operating expenses	9,960,590	3,946,312
Income from operations	710,813	11,838,528
Other income (expenses)
Interest income	90,907	49,333
Interest expenses	(23,793)	(12,820)
Amortization of financing cost	(20,322)	-
Foreign currency exchange (loss)/ gain, net	(6,920)	-
Total other income (expenses), net	39,872	36,513
Income before income taxes	750,685	11,875,041
Income tax expense	(1,356,819)	(2,970,179)
Net (loss) income	$(606,134)	$8,904,862
Including:
Net (loss) income attributable to the Company’s shareholders	(606,134)	8,906,124
Net loss attributable to minority interests	-	(1,262)
Net (loss) income	$(606,134)	$8,904,862
Other comprehensive income
Foreign currency translation adjustment, net of nil tax	696,050	3,080,618
Total comprehensive income	$89,916	$11,985,480

Net income per share—basic and diluted	(0.02)	0.32
Weighted average number of ordinary shares outstanding—basic and diluted	33,581,556	28,000,000

The accompanying notes are an integral part of these consolidated financial statements.

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED DECEMBER 31, 2021 and 2020

(IN U.S. DOLLARS, EXCEPT SHARES DATA)

(UNAUDITED)

	Number of Shares	Ordinary Shares	Additional paid-in capital	Statutory reserve	Retained Earnings	Accumulated other comprehensive income (loss)	Equity attributable to the Company’s shareholders	Non-controlling interest	Total equity

Balance at June 30, 2020	28,000,000	$2,800	$3,667,957	$664,100	$30,395,350	$(1,967,388)	$32,762,819	$(34,494)	$32,728,325
Net income	-	-	-	-	8,906,124	-	8,906,124	(1,262)	8,904,862
Foreign currency translation adjustment	-	-	-	-	-	3,080,618	3,080,618	-	3,080,618
Balance at December 31, 2020	28,000,000	$2,800	$3,667,957	$664,100	$39,301,474	$1,113,230	$44,749,561	$(35,756)	$44,713,805

Balance at June 30, 2021	33,581,556	$3,359	$25,542,531	$664,100	$36,804,282	$1,298,015	$64,312,287	$(47,041)	$64,265,246
Net loss	-	-	-	-	(606,134)	-	(606,134)	-	(606,134)
Foreign currency translation adjustment	-	-	-	-	-	696,050	696,050	-	696,050
Acquisition of former non-controlling interest in HAPPY	-	-	(481,447)	-	-	-	(481,447)	14,558	(466,889)
Disposal of 47% ownership in Fuzhou Fumao	-	-	-	-	-	-	-	12,530	12,530
Issuance of the convertible note	-	-	1,124,752	-	-	-	1,124,752	-	1,124,752
Balance at December 31, 2021	33,581,556	$3,358	$26,185,836	$664,100	$36,198,148	$1,994,065	$65,045,508	$(19,953)	$65,025,555

The accompanying notes are an integral part of these consolidated financial statements.

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

CHINA SXT PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

(UNAUDITED)

	For the six months ended December 31,
	2021	2020
Cash provided by operating activities
Net income	$(606,134)	$8,904,862
Deferred tax expense	187,553	(349,219)
Interest expense	23,793	12,820
Depreciation and amortization	40,411	13,229
Amortization of right-of-use assets	248,518	337,753
Convertible note - Amortization of financing cost	20,322	-
Changes in operating assets and liabilities
Accounts receivables, net	(43,555)	271,831
Inventories	213,049	-
Prepayment and other current assets	2,279,543	619,103
Long-term prepayments and other non-current assets	1,556,045	(378,193)
Accounts payable and accrued expenses	(2,370,396)	4,713,298
Taxes payable	235,060	1,820,328
Cash provided by operating activities	1,784,209	15,965,812
Investing Activities
Purchases of equipment and vehicles	(22,680)	-
Long-term investment	(941,073)	-
Right-of-use-asset costs	(103,641)	(244,859)
Consideration paid to former non-controlling shareholders of HAPPY	(54,462)	-
Refund for potential acquisitions	1,000,000	-
Cash used in investing activities	(121,856)	(244,859)
Financing Activities
Proceeds from convertible note	5,275,000	-
Payment of convertible note issuance cost	(667,920)	-
Cash provided by financing activities	4,607,080	-
Net increase in cash and cash equivalents	6,269,433	15,720,953
Effects of currency translation	642,077	2,777,922
Cash and cash equivalents at beginning of period	52,410,472	25,022,199
Cash and cash equivalents at end of period	$59,321,982	$43,521,074
SUPPLEMENTAL DISCLOSURES
Income taxes paid	$616,604	$1,509,091
Interest paid	$23,793	$12,820

The accompanying notes are an integral part of these consolidated financial statements.

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

E-Home Household Service Holdings Limited (the “Company”) was incorporated as a limited company under the law of Cayman Islands on September 24, 2018. The Company does not conduct any substantive operations on its own but instead conducts its business operations through its subsidiaries. The Company and its subsidiaries are hereinafter collectively referred to as “the Company”. The Company is principally engaged in the operation of household services, e.g. installation and maintenance of home appliances, housekeeping and senior care in the People’s Republic of China (the “PRC”) through on-line APP platform or call center. As described below, the Company, through a series of transactions which is accounted for as a reorganization of entities under common control (the “Reorganization”), became the ultimate parent entity of its subsidiaries. Accordingly, these consolidated financial statements reflect the historical operations of the Company as if the current organization structure had been in existence throughout the periods presented.

Reorganization

In preparation of its initial public offering in the United States (“IPO”), the following transactions were undertaken to reorganize the legal structure of the Company. The reorganization involved (i) the incorporation of the Company in the Cayman Islands as a holding company; (ii) the establishment of E-Home Household Service Holdings Limited (“E-Home Hong Kong”) as a wholly-owned subsidiary in Hong Kong, PRC; (iii) the establishment of E-Home Household Service Technology Co., Ltd. (“WOFE”), as a wholly-owned subsidiary of E-Home Hong Kong in Fujian, PRC; (iv) the entry by WFOE into contractual arrangements with Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (“E-Home Pingtan”) and Fuzhou Bangchang Technology Co. Ltd. (“Fuzhou Bangchang”) and their shareholders. The Company, E-Home Hong Kong and WFOE are all holding companies and had not commenced operation until this reorganization was complete. A reorganization of the Company’s legal structure was completed in February 2019.

As all the entities involved in the process of the Reorganization are under common control before and after the Reorganization, the Reorganization is accounted for in a manner similar to a pooling-of-interest with the assets and liabilities of the parties to the Reorganization carried over at their historical amounts.

Dissolution of the Company’s variable interest entity structure

On October 18, 2021, E-Home WFOE entered into an equity transfer agreement with each of E-Home Pingtan and Fuzhou Bangchang and their respective shareholders, pursuant to which E-Home WFOE exercised the options to acquire all of the equity interests in each of E-Home Pingtan and Fuzhou Bangchang from their respective shareholders. Upon the registration of the equity transfers with the local governmental authorities as of October 27, 2021, the equity transfers were closed, the company’s VIE structure was dissolved and each of E-Home Pingtan and Fuzhou Bangchang became a wholly owned indirect subsidiary of the Company.

Equity transfer agreements

Acquisition of non-controlling interest in HAPPY

On August 10, 2021, the Company’s PRC subsidiary, E-Home Pingtan entered into an equity transfer agreement to acquire the remaining 33% equity interests of Fujian Happiness Yijia Family Service Co., Ltd. (“HAPPY”) in consideration of $466,889 (RMB 3,000,000), with $54,462 (RMB 350,000) paid in August 2021 and $412,427 (RMB 2,650,000) paid in March 2022. The transaction to acquire the remaining 33% equity interests of HAPPY was closed in August 2021 and after the acquisition, E-Home Pingtan owns 100% of the equity interest of HAPPY.

In USD

Purchase consideration	466,889

Noncontrolling interests	(14,558)
Additional paid-in capital	481,447
466,889

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Disposal of 47% ownership in Fuzhou Fumao

As of September 15, 2021, E-Home Pingtan reduced its shareholding in Fuzhou Fumao Health Science and Technology Co., Ltd. (“Fuzhou Fumao”) from 67% to 20% by completing the registration of the transfer of 47% equity interests in Fuzhou Fumao to certain individuals in consideration of Nil (investment cost of Nil). The Company has no significant influence in Fuzhou Fumao’s operation.

In USD

Disposal consideration	-

Net assets disposed, excluding intangible assets and the related deferred tax liabilities	(38,102)
Intangible assets, net	-
Deferred tax liabilities	-
Non-controlling interests	12,530
Investment income	25,572
-

In September 2021, the Company made an investment in Fuzhou Fumao by RMB 6,000,000 with equity percentage of 20%.

Acquisition of 100% interest in Jiajiale

On June 9, 2021, the Company’s PRC subsidiary, E-Home Pingtan entered into an equity transfer agreement to acquire 100% equity interests of Fuzhou Gulou Jiajiale Family Service Co. Ltd.(“Jiajiale”) in consideration of $31,369 (RMB 200,000), with $31,369 (RMB 200,000) paid in March 2022. The transaction to acquire 100% equity interests of Jiajiale was closed in December 2021 and after the acquisition, E-Home Pingtan owns 100% of the equity interest of Jiajiale.

The Company’s major consolidated subsidiaries are as follows:

Name	Date of Incorporation	Place of Organization	% of Ownership
E-Home Household Service Holdings Limited	October 16, 2018	Hong Kong	100%
E-Home Household Service Technology Co., Ltd.	December 5, 2018	PRC	100%
Pingtan Comprehensive Experimental Area E Home Service Co., Ltd.	April 1, 2014	PRC	100%
Fuzhou Bangchang Technology Co. Ltd.	March 15, 2007	PRC	100%
Fuzhou Yongheng Xin Electric Co., Ltd. (“YHX”)	October 12, 2004	PRC	100%
Fujian Happiness Yijia Family Service Co., Ltd.	January 19, 2015	PRC	100%
Yaxing Human Resource Management (Pingtan)Co., Ltd.	July 6, 2018	PRC	51%
Fuzhou Gulou Jiajiale Family Service Co. Ltd.	February 28, 2019	PRC	100%
Yaxin Human Resource Management (Fuzhou) Co., Ltd.	September 10, 2021	PRC	100%

The accompanying consolidated financial statements include the financial statements of the Company and its subsidiaries.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Interim Financial Statements

These unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”) for interim financial information and with the instructions to Form 6-K and Regulation S-X. Accordingly, the condensed consolidated financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and such adjustments are of a normal recurring nature. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended June 30, 2021 and notes thereto and other pertinent information contained in our Form 20-F the Company has filed with the Securities and Exchange Commission (the “SEC”) on October 29, 2021. The results of operations for the six months ended December 31, 2021, are not necessarily indicative of the results to be expected for the full fiscal year ending June 30, 2022.

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and have been consistently applied. The accompanying consolidated financial statements include the financial statements of E-Home Household Service Holdings Limited and its subsidiaries. All inter-company balances and transactions have been eliminated upon consolidation.

Use of estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, prepayments, and other receivables, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, long-term investment and goodwill, and provision necessary for contingent liabilities. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts and time certificates of deposit with a maturity of three months or less when purchased. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Company maintains most of the bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Accounts receivable, net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of December 31, 2021 and June 30, 2021, the Company determined that all accounts receivable were collectible and thus the allowance for doubtful accounts were $0 and $0.

Inventories

Inventories primarily include purchased accessories, appliances and E-watches for senior care services. Cost of inventories is based on purchase costs. Inventories are stated at the lower of cost or net realizable value. Net realizable value represents the anticipated selling price, net of distribution cost, less estimated costs to completion for work in progress. Inventories as of December 31, 2021 and June 30, 2021 consisted of the following:

	December 31, 2021	June 30, 2021

E-watches	$35,296	$246,778
Total inventories, net	$35,296	$246,778

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended December 31, 2021 and 2020, the Company recorded no impairment provision of inventories for lower of cost or net realizable value, respectively.

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred. Depreciation is provided on the straight-line method based on the estimated useful lives of the assets as follows:

Useful Lives
Office Equipment	5 Years
Electronic Equipment	5 Years
Motor Vehicles	10 Years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterment which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income in other income or expenses.

Intangible assets, net

Intangible assets consist of acquired software and senior care service app developed by the Company. The Company has purchased software from third parties used for operation management and developed an app for its senior care service. Software is initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives of five to ten years.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. The Company assesses goodwill for impairment in accordance with ASC Subtopic 350-20, Intangibles—Goodwill and Other: Goodwill (“ASC 350-20”), which requires that goodwill to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.

The Company has the option to assess qualitative factors first to determine whether it is necessary to perform the quantitative test in accordance with ASC 350-20. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Company believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test described above is required. Otherwise, no further testing is required. The quantitative impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.

The Company performed qualitative assessments for the goodwill. Based on the requirements of ASC 350-20, the Company evaluated all relevant factors including, but not limited to, macroeconomic conditions, industry and market conditions, financial performance, and the share price of the Company. The Company weighed all factors in their entirety and concluded that it was not more-likely-than-not the fair value was less than the carrying amount of goodwill, and further impairment testing on goodwill was unnecessary as of December 31, 2021.

On disposal of a portion of reporting unit that constitutes a business, the attributable amount of goodwill is included in the determination of the amount of gain or loss recognized upon disposal. When the Group disposes of a business within the reporting unit, the amount of goodwill disposed is measured on the basis of the relative fair value of the business disposed and the portion of the reporting unit retained. This relative fair value approach is not used when the business to be disposed was not integrated into the reporting unit after its acquisition, in which case the current carrying amount of the acquired goodwill should be included in the carrying amount of the business to be disposed.

Impairment of long-lived assets other than goodwill

Long-lived assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Long-lived assets with carrying values that are not expected to be recovered through future cash flows are written down to their estimated fair values. The carrying value of a long-lived asset is deemed not recoverable if it exceeds the sum of undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the asset’s carrying value exceeds the sum of its undiscounted cash flows, a non-cash asset impairment charges equal to the excess of the asset’s carrying value over its estimated fair value is recorded. Fair value is defined as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at a specified measurement date. We measure fair value using market price indicators or, in the absence of such data, appropriate valuation technique.

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Leases

Leases are classified at lease commencement date as either a finance lease or an operating lease. A lease is a finance lease if it meets any of the following criteria: (a) the lease transfers ownership of the underlying asset to the lessee by the end of the lease term. (b) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (c) the lease term is for the major part of the remaining economic life of the underlying asset, (d) the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset or (e) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. When none of the criteria meets, the lease shall be classified as an operating lease.

For lessee, a lease is recognized as a right-of-use asset with a corresponding liability at lease commencement date. The lease liability is calculated at the present value of the lease payments not yet paid by using the lease term and discount rate determined at lease commencement. The right-of-use asset is calculated as the lease liability, increased by any initial direct costs and prepaid lease payments, reduced by any lease incentives received before lease commencement. The right-of-use asset itself is amortized on a straight-line basis unless another systematic method better reflects how the underlying asset will be used by and benefits the lessee over the lease term.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842). The amendments in this ASU require an entity to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. The amendments also require certain quantitative and qualitative disclosures about leasing arrangements. The Company adopted ASC 842 effective as of the beginning of the first period presented by using a modified retrospective transition approach in the accompanying financial statements of the Company. The adoption of this standard had a material impact on the Company’s financial position, with no material impact on the results of operations and cash flows (see Note 9 and Note 10).

Convertible note, net

ASC 470, Debt, requires the liability and equity components of convertible debt instruments that may be settled in cash upon conversion to be separately accounted for in a manner that reflects the issuer’s nonconvertible debt borrowing rate. ASC 470-20 requires that the initial proceeds from the sale of these notes be allocated between a liability component and an equity component in a manner that reflects interest expense at the interest rate of similar nonconvertible debt that could have been issued by the Company at such time. We measured the estimated fair value of the debt component of our convertible notes as of the issuance date based on our nonconvertible debt borrowing rate. The equity components of the convertible senior notes have been reflected within additional paid-in capital in our audited consolidated balance sheet, and the resulting debt discount is amortized over the period during which the convertible notes are expected to be outstanding (through the maturity date) as additional non-cash interest expense.

Fair Value of Financial Instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, time deposits, accounts receivable, prepaid expenses and other current assets, accounts payable, and other current liabilities, approximate their fair values because of the short maturity of these instruments and market rates of interest.

ASC 820 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 –	Quoted prices in active markets for identical assets and liabilities.

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Level 2 –	Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 –	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company considers the carrying amount of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, and accounts payable to approximate the fair value of the respective assets and liabilities as of December 31, 2021 and June 30, 2021 owing to their short-term or immediate nature.

Revenue recognition

The Company adopted Accounting Standards Codification No. 606, Revenue from Contracts with Customers (ASC 606) beginning January 1, 2018 and elected to adopt ASC 606 under the modified retrospective method. This guidance was applied retrospectively to the most current period presented in the Company’s consolidated financial statements. The adoption of ASC 606 did not have a material impact on the consolidated financial statements of the Company.

The Company generates revenues primarily from installation & maintenance, housekeeping services and senior care services. The Company sells its services through a third-party service provider WeChat platform. The Company’s revenues are subject to value added tax (“VAT”). To record VAT payable, the Company uses the gross presentation method, which presents the taxable services and the available input VAT amount (at the rate applicable to the supplier). Revenues are recorded net of VAT in accordance with the ASC 606. The recognition of revenues involves certain management judgments. The amount and timing of our revenues could be materially different for any period if management made different judgments or utilized different estimates.

Installation& maintenance

Installation and maintenance services mainly consisting of the following services: technical home installation and repair, maintenance and other after sale services. Revenues from installation and maintenance services are recognized at a point in time once the service is transferred to the customer. For service arrangements that include multiple performance obligations, revenues are allocated to each performance obligation based on its standalone selling price. The Company allocates arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to all deliverables based on the relative selling price method, generally based on the best estimate of selling price. The Company, acting as principal, contracts with third-party service providers (i.e., service outlets), acting as agents. The Company is responsible for market development and providing the customer information to the service provider, directing the outlet to provide services and coordination with the customer, while the service provider provides the door-to-door service. The price of services is set by the Company and the service provider is only responsible for collection of payments. When the Company’s end customers place orders online for services, they pay either a required visit fee or the estimated full amount of service fee through third-party payment platforms, such as WeChat Pay and Alipay. The Company chooses the service provider by the proximity principle. If the customer is not satisfied with the chosen provider, the service provider can be re-selected. Regardless of the service provider’s performance, the Company is still liable to complete the orders. If the end customer fails to pay after satisfactory service is provided and the service provider is unable to collect payment from the end customer, the Company will communicate directly with the end customer. The service provider is not obligated to pay the Company. To minimize our risk, the service provider will remit payment of any outstanding receivables each month.

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Housekeeping services

Housekeeping services refer to services including housecleaning, nanny service, maternity matron and personnel staffing. Revenues from housekeeping are recognized at a point in time upon completion of services to the customer based on the relative selling price method.

Senior care services

Senior care services refer to services including BP, heart rate test, daily steps count, location and track record, call for help by Wechat or phone, and other care services rendered to senior customers through an E-watch, which is given to the customers when they pay the annual fees. The customers sign a contract for the services with the Company. The contract term is normally one year. The revenues from senior care services are allocated into the revenue from the E-watch sold and the revenue of the services provided. Revenues from the E-watch sold are recognized at a point in time once customers receive the E-watch and the revenues of the services provided are recognized over the service period.

Disaggregation of revenue from contracts with customers

The senior care services consist of the sale of E-watch and the care services. The E-watch cannot be sold to the customers solely without the care services, and the care services should be rendered by the E-watch. Consequently, the Company regards these operating activities as operating in one material segment, being the revenue of senior care services.

Cost of revenues

Cost of revenue consists of service fees paid to staff, outlets, suppliers and the cost of accessories sold.

Income taxes

Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any PRC tax paid by subsidiaries during the year is recorded. Deferred income taxes are recognized for all significant temporary differences at enacted rates and classified as current or non-current based upon the classification of the related asset or liability in the financial statements. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all, the deferred tax asset will not be realized.

Ordinary shares

The Company accounts for repurchased ordinary shares under the cost method and includes such treasury stock as a component of the common shareholders’ equity. Cancellation of treasury stock is recorded as a reduction of ordinary shares, additional paid-in capital and retained earnings, as applicable. An excess of purchase price over par value is allocated to additional paid-in capital first with any remaining excess charged entirely to retained earnings.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There were no potentially dilutive ordinary shares during the six months ended December 31, 2021 and 2020.

Comprehensive income/(loss)

Comprehensive income/(loss) is defined as the change in equity of the Company during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income or loss is reported in the consolidated statements of comprehensive income/(loss). Accumulated other comprehensive income/ (loss), as presented on the accompanying consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

Foreign currency translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The consolidated financial statements are reported using U.S. Dollars. The results of operations and the statement of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments are included as a separate component of accumulated other comprehensive income (loss).

The value of RMB against U.S. Dollar may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s consolidated financial condition in terms of U.S. Dollar reporting. The following table outlines the currency exchange rates that were used in the consolidated financial statements:

	December 31, 2021		June 30, 2021		December 31, 2020
Year-end spot rate	US$	1= 6.3757 RMB	US$	1= 6.4601 RMB	US$	1=6.5249 RMB
Average rate	US$	1= 6.4266 RMB	US$	1= 6.6076 RMB	US$	1=6.7470 RMB

Segment reporting

Operating segments, and the amounts of each segment item reported in the consolidated financial statements, are identified from the financial information provided regularly to the Company’s most senior executive management for the purposes of allocating resources to, and assessing the performance of, the Company’s various lines of business and geographical locations.

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the nature of production processes, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria. The Company’s three segments are installation & maintenance, housekeeping and senior care services. The Company launched senior care services and started generating revenue from this new segment in August 2019.

Business combinations

The Company accounts for its business combinations using the purchase method of accounting in accordance with ASC Topic 805, Business Combinations. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Company acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interests in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

In a business combination achieved in stages, the Company remeasures its previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in “Others, net” in the consolidated statements of comprehensive (loss) income.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons.

Commitments and contingencies

The Company follows subtopic 450-20 of the FASB Accounting Standards Codification to report accounting for contingencies. Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. There are no known commitments or contingencies as of December 31, 2021 and June 30, 2021.

Concentration of risks

Exchange rate risks

The Company’s Chinese subsidiaries may be exposed to significant foreign currency risks from exchange rate fluctuations and the degree of volatility of foreign exchange rates between the U.S. Dollar and the RMB. As of December 31, 2021 and June 30, 2021, the RMB denominated cash and cash equivalents amounted to $54,679,443 and $52,410,472, respectively.

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Currency convertibility risks

Substantially all of the Company’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with other information such as suppliers’ invoices, shipping documents and signed contracts.

Concentration of credit risks

Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of cash and cash equivalents and accounts receivable, the balances of which stated on the consolidated balance sheets represented the Company’s maximum exposure. The Company places its cash and cash equivalents in good credit quality financial institutions in China.

Risks and uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

Recent accounting pronouncements

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. This amends guidelines on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities. For assets held at amortized cost basis, Topic 326 eliminates the probable initial recognition threshold in current U.S. GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses should be measured in a manner similar to current U.S. GAAP, however Topic 326 will require that credit losses be presented as an allowance rather than as a write-down. ASU 2016-13 affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this ASU will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, which amended the effective date of ASU 2016-13. The amendments in these ASUs are effective for the Company’s fiscal years, and interim periods within those fiscal years beginning April 1, 2022. Early adoption is permitted. The Company does not expect to early adopt this guidance and is in the process of evaluating the impact of adoption of this guidance on the Company’s consolidated financial statements.

In August 2017, the FASB amended the existing accounting guidance for hedge accounting. The amendments require expanded hedge accounting for both non-financial and financial risk components and refine the measurement of hedge results to better reflect an entity’s hedging strategies. The new guidance also amends the presentation and disclosure requirements and changes how entities assess hedge effectiveness. The new guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2018 with early adoption permitted. The new guidance must be adopted using a modified retrospective transition with a cumulative effect adjustment recorded to opening retained earnings as of the initial adoption date. The Company adopted the amendment on July 1, 2020 by using the modified retrospective method. The adoption had no impact on the Company’s statement of cash flows for six months ended December 31, 2021 and 2020.

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In March 2018, the FASB issued ASU 2018-05, “Income Taxes (Topic 740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118,” which amends the FASB ASC and XBRL Taxonomy based on the Tax Cuts and Jobs Act, or the Act, that was signed into law on December 22, 2017 and Staff Accounting Bulletin No. 118 that was released by the SEC. The Act changes numerous provisions that impact U.S. corporate tax rates, business-related exclusions, and deductions and credits and may additionally have international tax consequences for many companies that operate internationally. The Company adopted the amendment on July 1, 2020 by using the modified retrospective method. The adoption had no impact on the Company’s statement of cash flows for six months ended December 31, 2021 and 2020.

In January 2017, the FASB issued ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business”. The amendments in this ASU clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. These amendments take effect for public businesses for fiscal years beginning after December 15, 2017 and interim periods within those periods, and all other entities should apply these amendments for fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company adopted the amendment on July 1, 2020 by using the modified retrospective method. The adoption had no impact on the Company’s statement of cash flows for six months ended December 31, 2021 and 2020.

In August 2020, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the “if-converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company’s current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. Early adoption is permitted. The Company does not expect to early adopt this guidance and is in the process of evaluating the impact of adoption of this guidance on the Company’s consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting statements, if recently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of comprehensive income (loss) and statements of cash flows.

NOTE 3 – BUSINESS COMBINATIONS

On June 9, 2021, the Company’s PRC subsidiary, E-Home Pingtan entered into an equity transfer agreement to acquire 100% equity interests of Fuzhou Gulou Jiajiale Family Service Co. Ltd.(“Jiajiale”) in cash. The transaction to acquire 100% equity interests of Jiajiale was closed in December 2021 and after the acquisition, E-Home Pingtan owns 100% of the equity interest of Jiajiale. The purchase consideration in aggregate was RMB 200,000, among which RMB 200,000 was allocated to “goodwill” and Nil to net assets (based on preliminary assessment). The Company expects to achieve significant synergies from such acquisitions which it plans to complement its existing businesses. The acquired entities were considered insignificant, both individually and in aggregate. Results of the acquired entities’ operations have been included in the Company’s consolidated financial statements since the acquisition date.

In USD

Purchase consideration	31,369

Net assets acquired, excluding intangible assets and the related deferred tax liabilities	-
Intangible assets, net	-
Deferred tax liabilities	-
Noncontrolling interests	-
Goodwill	31,369
31,369

Goodwill, which is non-deductible for tax purposes, is primarily attributable to the synergies expected to be achieved from the acquisitions.

Neither the results of operations since the acquisition dates nor the pro forma results of operations of the acquirees were presented because the effects of these business combinations, both individually and in aggregate, were not significant to the Company’s consolidated results of operations.

The valuations used in the purchase price allocation described above were determined by the Company with the assistance of independent third-party valuation firm. The valuation reports considered generally accepted valuation methodologies such as the income, market and cost approaches. As the acquirees are all private companies, the fair value estimates of pre-existing equity interests and debt investment or noncontrolling interests are based on significant inputs considered by market participants which mainly include (a) discount rate, (b) projected terminal value based on future cash flows, (c) equity multiples or enterprise value multiples of companies in the same industries and (d) adjustment for lack of control or lack of marketability.

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following as of December 31, 2021 and June 30, 2021:

	December 31, 2021	June 30, 2020
Accounts receivable, gross	$881,529	$826,683
Less: allowance for doubtful accounts	-	-
Accounts receivable, net	$881,529	$826,683

The Company recorded no allowance for doubtful accounts as of December 31, 2021 and June 30, 2021. The Company gives its customers credit period of 30 days and continually assesses the recoverability of uncollected accounts receivable. As of December 31, 2021 and June 30, 2021, the balances of the Company’s accounts receivable were all due within 1 month. Management believes the balances of accounts receivable will be collected in full.

NOTE 5 – PREPAYMENT AND OTHER CURRENT ASSETS

Prepayments and other current assets as of December 31, 2021 and June 30, 2021, consisted of the following:

	December 31, 2021	June 30, 2021
Deposits made for potential acquisitions*	$2,400,000	$3,400,000
Prepaid for marketing fee	2,627,440	2,333,358
Performance deposits**	2,195,837	2,167,149
Prepaid consulting services fee	820,000	2,110,000
Prepaid office deposit***	1,882,146	1,931,107
Prepaid for the right of use for farmland****	1,568,455	-
Prepaid income tax expenses	-	315,015
Prepaid office rental fee and other expenses	93,529	26,006
Total prepayments, deposits and other current assets	$12,111,020	$12,282,665

*

On April 30, 2021, the Company entered into two agreements with Premium Bright Corporate Advisory Limited (“Premium”) in which Premium will find target companies for the Company to acquire in order to expand its business to the financial lending services. The Company prepaid deposit for the acquisitions of $1,800,000 to Premium. The acquisitions were still in process as the date these financial statements were issued.

On May 28, 2021, the Company entered into an agreement with Yuwin Group Limited (“Yuwin”) in which Yuwin will provide advisory service to acquire 55% ownership of Fujian Ruiquan Care Services Co., Ltd. The Company prepaid deposit for the acquisitions of $1,000,000 to Yuwin in June 2021. The acquisition was terminated and Yuwin returned the deposit to the Company in August 2021.

On June 1, 2021, the Company entered into an equity transfer agreement with the shareholder of South Pacific Holding Group Limited (“South Pacific”) in which the Company will acquire 30% ownership of South Pacific. The Company prepaid deposit for the acquisitions of $600,000 to South Pacific in June 2021. In July 2021, the acquisition was terminated and South Pacific returned the deposit to the Company in April 2022.

**	In January 2020, E-Home Pingtan entered into three agreements with three new outlets for business cooperation purposes. These refundable performance deposits were mainly paid for the business introduction services in which the outlets promised to refer business and customers to E-Home Pingtan within three years. The outlets agreed to return the deposits to E-Home Pingtan in case of termination of the agreements. The Company terminated the agreement with one outlet and received refund of performance deposit from the outlet of $756,704 in April 2021.

***	On June 20, 2021, E-Home Pingtan entered into an agreement with an unaffiliated individual to purchase an office for $4,705,365 (RMB 30,000,000). The Company prepaid $1,882,146 (RMB 12,000,000) to the individual in June 2021. The office was transferred to the Company in February 2022 and currently under renovation for daily operation use of the Company.

****	On July 7, 2021, E-Home Pingtan entered into an agreement with an unaffiliated company and individual to purchase the right of use for farmland of 74 acers for $2,343,750 (RMB 15,000,000). The Company prepaid $1,568,455 (RMB 10,000,000) to the individual in July 2021. The right of use for the farmland was transferred to the Company in April 2022 and currently pending for further utilization.

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following as of December 31, 2021 and June 30, 2021:

	December 31, 2021	June 30, 2021
Office Equipment	$31,183	$10,665
Electronic Equipment	78,321	74,845
Motor Vehicles	320,146	315,964
Total property, plant and equipment, at cost	429,650	401,474
Less: accumulated depreciation	(134,376)	(97,986)
Property, plant and equipment, net	$295,274	$303,488

As of December 31, 2021 and June 30, 2021, there was not any pledged property, plant or equipment. The Company recorded depreciation expense of $34,814 and $7,898 for the six months ended December 31, 2021 and 2020, respectively. For the six months ended December 31, 2021 and 2020, the Company recorded no impairment losses for property, plant and equipment. For the six months ended December 31, 2021 and 2020, the Company recorded no disposal of property, plant and equipment.

NOTE 7 – INTANGIBLE ASSETS, NET

Intangible assets consisted of the following as of December 31, 2021 and June 30, 2021:

	December 31, 2021	June 30, 2021
Software	$18,730	$18,485
Senior care service App	47,054	46,439
Less: accumulated amortization	(34,917)	(28,893)
Intangible assets, net	$30,867	$36,031

As of December 31, 2021 and June 30, 2021, there were no any pledged intangible assets to secure bank loans. The Company recorded amortization expense of $5,597 and $5,331 for the six months ended December 31, 2021 and 2020. For the six months ended December 31, 2021 and 2020, the Company recorded no impairment losses for intangible assets. For the six months ended December 31, 2021 and 2020, the Company recorded no disposal of intangible assets.

Estimated future amortization expense is as follows as of December 31, 2021:

Years ending December 31,	Amortization expense

2022	$11,194
2023	11,194
2024	8,479
Thereafter	-
$30,867

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – LONG-TERM INVESTMENT

In September 2021, the Company made an investment in Fuzhou Fumao by RMB 6,000,000 with equity percentage of 20%. The Company has no significant influence in Fuzhou Fumao’s operation. As of December 31, 2021, the Company carried the investment at its cost in the amount of $941,073.

NOTE 9 – OPERATING LEASE RIGHT-OF-USE ASSETS, NET

Operating lease right -of-use assets, net were as follows as of December 31, 2021 and June 30, 2021:

	June 30, 2021	Increase/ (Decrease)	Exchange rate translation	December 31, 2021
Shou Hill Valley Area	$2,321,945	$-	$30,738	$2,352,683
Villas	2,291,798	-	30,338	2,322,136
Base Station Tower	270,484	-	3,581	274,065
Total right-of-use assets, at cost	4,884,227	-	64,657	4,948,884
Less: accumulated amortization	(621,491)	(155,155)	2,350	(774,296)
Right-of-use assets, net	$4,262,736	$(155,155)	$67,007	$4,174,588

The Company recognized lease expense for the operating lease right -of-use assets Shou Hill Valley Area and Villas over a 20 years period. The Company recognized lease expense for the operating lease right -of-use assets Base Station Tower over a 10 years period.

NOTE 10 – FINANCE LEASE RIGHT-OF-USE ASSETS, NET

Finance lease right -of-use assets, net were as follows as of December 31, 2021 and June 30, 2021:

	June 30, 2021	Increase/ (Decrease)	Exchange rate translation	December 31, 2021
Company vehicles	$1,857,556	$-	$24,590	$1,882,146
Total right-of-use assets, at cost	1,857,556	-	24,590	1,882,146
Less: accumulated amortization	(510,828)	(93,363)	(7,506)	(611,697)
Right-of-use assets, net	$1,346,728	$(93,363)	$17,084	$1,270,449

The finance lease right-of-use asset is amortized over a 10-year period. The amortization period is 10 years and the discount rate used is 4.9%.

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – LONG-TERM PREPAYMENTS AND OTHER NON-CURRENT ASSETS

Long-term prepayments and other current assets as of December 31, 2021 and June 30, 2021, consisted of the following:

	December 31, 2021	June 30, 2021
Deposits paid for lease assets	$392,114	$386,991
Deposits paid for land	-	1,547,964
Total	$392,114	$1,934,955

NOTE 12 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The following is a summary of accounts payable and accrued expenses as of December 31, 2021 and June 30, 2021:

	December 31, 2021	June 30, 2021
Payable to suppliers	$3,446,400	$3,657,700
Salary and welfare payables	1,434,479	614,355
Accrued expenses and other current liabilities	702,594	85,498
Total	5,583,473	4,357,553

NOTE 13 – ADVANCES FROM CUSTOMERS

Advance from customers as of December 31, 2021 and June 30, 2021 consisted of the following:

	December 31, 2021	June 30, 2021
Senior care services	$2,098,143	$2,817,048
Housekeeping services	869,245	176,608
Total	$2,967,388	$2,993,656

E-Home received annual fees from senior care services customers and recognized revenues over the contract period. The amounts advanced from customers from senior care services were $2,098,143 and $2,817,048 as of December 31, 2021 and June 30, 2021, respectively, which will be recognized as senior care services revenue within 12 months. E-Home received advance from housekeeping services customers and recognized revenues when services are provided. The amounts advanced from customers from housekeeping services were $869,245 and $176,608 as of December 31, 2021 and June 30, 2021, respectively, which will be recognized as housekeeping services revenue within 12 months.

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – OPERATING LEASE LIABILITIES

Operating lease liabilities as of December 31, 2021 and June 30, 2021 consisted of the following:

	December 31, 2021	June 30, 2021
Villas*	$2,018,072	$1,951,867
Base Station Tower**	194,938	282,488
Total operating lease liabilities	$2,213,010	$2,234,355

Analyzed for reporting purposes as:

	December 31, 2021	June 30, 2021
Long-term portion of operating lease liabilities	$2,187,674	$2,147,252
Current maturities of operating lease liabilities	25,336	87,103
Total	$2,213,010	$2,234,355

The operating lease liabilities is the net present value of the remaining lease payments as of December 31, 2021 and June 30, 2021.

The discount rates used for the Villas and Base Station Tower were 4.1239% and 3.1365%, respectively. The weighted average discount rate used for operating leases was 4.06%. The weighted average remaining lease terms for operating leases was 16.00 years. The incremental borrowing rate for the Company ranged from 3.7% to 4.8%.

The Company recorded no operating lease liability for the operating lease of Shou Hill Valley Area as of December 31, 2021 and June 30, 2021, respectively, since the Company prepaid the total lease expense of $2,321,945 (RMB 15,000,000) in December 2017.

For the six months ended December 31, 2021 and 2020, the operating lease costs were $155,155 and $248,824, respectively. For the six months ended December 31, 2021 and 2020, the short-term operating lease expense were $855,825 and $711,308, respectively.

*	The lease agreement of Villas was entered into on December 22, 2017, bears interest at about 4.1239% and will be matured on December 31, 2037. The installments were paid every five years. As of December 31, 2021, the Company has paid $696,584 for the first installment to the lessee.

**	The lease agreement of Base Station Tower was entered into on November 25, 2019, bears interest at about 3.1365% and will be matured on November 24, 2029. The installments were paid every year. As of December 31, 2021, the Company has paid $ 61,919 to the lessee.

Maturity analysis of operating lease liabilities as of December 31, 2021 is as follows:

Operating lease payment	Villas	Base station tower	Total undiscounted cash flows
Discount rate at commencement	4.1239%	3.1365%
One year	$-	$31,369	$31,369
Two years	776,385	31,369	807,754
Three years	-	31,369	31,369
Four years	-	31,369	31,369
Five years	-	31,369	31,369
Beyond five years	1,793,450	62,738	1,856,188
Total undiscounted cash flows	$2,569,835	$219,583	$2,789,418
Total operating lease liabilities	2,018,072	194,938	2,213,010
Difference between undiscounted cash flows and discounted cash flows	551,763	24,645	576,408

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Maturity analysis of operating lease liabilities as of June 30, 2021 is as follows:

Operating lease payment	Villas	Base station tower	Total undiscounted cash flows
Discount rate at commencement	4.1239%	3.1365%
One year	$-	$61,918	$30,959
Two years	766,242	30,959	797,201
Three years	-	30,959	30,959
Four years	-	30,959	30,959
Five years	-	30,959	30,959
Beyond five years	1,770,020	123,836	1,862,897
Total undiscounted cash flows	$2,536,262	$309,590	$2,783,934
Total operating lease liabilities	1,951,867	282,488	2,234,355
Difference between undiscounted cash flows and discounted cash flows	584,395	27,102	549,579

NOTE 15 – FINANCE LEASE LIABILITIES

Financing lease liabilities as of December 31, 2021 and June 30, 2021 consisted of the following:

	June 30, 2021	Increase/ (Decrease)	Payment	Exchange rate translation	December 31, 2021
Company vehicles	$425,375	$-	$(41,399)	$3,690	$387,666
Add: unrecognized finance expense	76,393	12,059	-	2,718	91,170
Total financing lease liabilities	$501,768	$12,059	$(41,399)	$6,408	$478,836

Analyzed for reporting purposes as:

	December 31, 2021	June 30, 2021
Long-term portion of finance lease liabilities	$417,474	$442,670
Current maturities of finance lease liabilities	61,362	59,098
Total	$478,836	$501,768

The lease agreement was entered into on September 11, 2017, bears interest at about 4.9% and will be matured on December 31, 2027. For the six months ended December 31, 2021 and 2020, the amortization expense of financial lease right-of-use assets were $93,363 and $88,929, respectively. For the six months ended December 31, 2021 and 2020, the interest expense for financial lease were $12,059 and $11,025, respectively.

Maturity analysis of financial lease liabilities as of December 31, 2021 is as follows:

Financial lease payments	Company vehicles
Discount rate at commencement	4.9%
One year	$83,459
Two years	83,459
Three years	83,459
Four years	83,459
Five years	83,459
Beyond five years	146,053
Total undiscounted cash flows	$563,348
Total financing lease liabilities	478,836
Difference between undiscounted cash flows and discounted cash flows	84,512

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Maturity analysis of financial lease liabilities as of June 30, 2021 is as follows:

Financial lease payments	Company vehicles
Discount rate at commencement	4.9%
One year	$82,369
Two years	82,369
Three years	82,369
Four years	82,369
Five years	82,369
Beyond five years	185,330
Total undiscounted cash flows	$597,175
Total financing lease liabilities	501,768
Difference between undiscounted cash flows and discounted cash flows	95,407

NOTE 16 – CONVERTIBLE NOTE

On December 20, 2021, E-Home Household Service Holdings Limited (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with an institutional investor (“Investor”) pursuant to which the Company issued an unsecured convertible promissory note with a two-year maturity (the “Convertible Note”) to Investor. The Convertible Note has the original principal amount of $5,275,000.00 including the original issue discount of $250,000 and Investor’s legal and other transaction costs of $25,000. The Company anticipates using the proceeds for general working capital purposes.

Material Terms of the Convertible Note:

●	Interest accrues on the outstanding balance of the Convertible Note at 8% per annum from the Purchase Price Date until the same is paid in full. All interest calculations hereunder shall be computed on the basis of a 360-day year comprised of twelve (12) thirty (30) day months, shall compound daily and shall be payable in accordance with the terms of this Convertible Note.

●	Upon the occurrence of a Trigger Event, Investor may increase the outstanding balance payable under the Convertible Note by 12% or 5%, depending on the nature of such event. If the Company files to cure the Trigger Event within the required five trading days, the Triger Event will automatically become an event of default and interest will accrue at the lesser of 22% per annum or the maximum rate permitted by applicable law. The Company evaluated these trigger events and concluded to record no provision as of December 31, 2021.

●	Investor may convert all or any part of the outstanding balance of the Convertible Note, at any time after six months from the issue date, into ordinary shares of the Company at a price equal to 85% multiplied by the lowest daily VWAP (Volume-Weighted Average Price) during the ten trading days immediately preceding the applicable conversion, subject to certain adjustments, an issuance cap pursuant to NASDAQ Listing Rule 5635(d) and ownership limitations specified in the Convertible Note.

●	Joseph Stone Capital, LLC (“JSC”) acted as the exclusive placement agent in connection with the offering. The Company agreed to pay JSC a cash fee equal to 6.5% of the aggregate gross proceeds received by the Company in the offering as well as certain placement agent allowance and legal fees. In addition, the Company agreed to issue to JSC or its designee(s) warrants to purchase up to 157,934 ordinary shares of the Company (the “Warrants”). The Warrants have a term of five years and are exercisable at a price of $2.00 per share.

●

Lender has the right at any time after the date that is six (6) months from the Purchase Price Date until the Outstanding Balance has been paid in full, at its election, to convert (“Conversion”) all or any portion of the Outstanding Balance into fully paid and non-assessable Ordinary Shares, par value $0.0001 (the “Ordinary Shares”), of Borrower (“Conversion Shares”) as per the following conversion formula: the number of Conversion Shares equals the amount being converted (the “Conversion Amount”) divided by the Conversion Price; provided, however, that in the event the Floor Price is higher than the Conversion Price, Borrower may, subject to applicable Nasdaq listing rules, either agree to lower the Floor Price (as defined below) to be equal to the applicable Conversion Price or satisfy the Conversion in cash.

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In accounting for the issuance of the Convertible Note, the Company separated the Convertible Note into liability and equity components. The carrying amount of the equity component of the Convertible Note and the warrants was $1,307,495 (equity component $1,095,390, warrants value $212,105). Equity component was determined by deducting the fair value of the liability component from the par value of the original Convertible Note. Warrants value was determined with the Black Scholes model. Equity component is not remeasured as long as it continues to meet the conditions for equity classification. The excess of the principal amount of the liability component over its carrying amount (“debt discount”) is amortized to interest expense over the term of the Convertible Note.

Debt issuance costs related to the original Convertible Note comprised of commissions paid to third party placement agent, lawyers, and warrants value of $880,025. The Company allocated the total amount incurred to the liability and equity components of the original Convertible Note based on their relative values. Issuance costs attributable to the liability component were $697,282 and will be amortized to interest expense using the effective interest method over the contractual term. Issuance costs attributable to the equity component were $182,743 and netted with the equity component in stockholders’ equity of $1,095,390 and warrant value of $212,105.

Net carrying amount of the liability component Convertible Note dated as of December 31, 2021 was as follows:

	Principal outstanding	Unamortized issuance cost	Net carrying value

Convertible Note	$5,275,000	(1,772,350)	$3,502,650

Net carrying amount of the equity component of the Convertible Note as of December 31, 2021 was as follows:

	Amount allocated to conversion option	Issuance cost	Equity component, net

Convertible Note – equity portion	$1,095,390	182,743	$912,647

Amortization of issuance cost, debt discount and interest cost for the six months ended December 31, 2021 were as follows:

	Issuance costs and debt discount	Convertible note interest	Total

Convertible Note	$20,322	11,734	$32,056

The effective interest rate to derive the liability component fair value is 33.14% for the Convertible Note.

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – TAXES

The Company is registered in the Cayman Islands. The Company generated substantially all of its income from its PRC operations for the six months ended December 31, 2021 and 2020.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

E-Home Hong Kong is not subject to tax on income or capital gain since there has no operations in Hong Kong for the six months ended December 31, 2021 and 2020.

PRC

Income Tax

On March 16, 2007, the National People’s Congress of PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to enterprise income tax (“EIT”) at a uniform rate of 25%. The EIT Law became effective on January 1, 2008. 25% tax rates apply to all the PRC operation subsidiaries in the Company.

The provision for income tax for the six months ended December 31, 2021 and 2020, consisted of the following:

	For six months ended December 31,
	2021	2020
Current income tax provision	$1,169,266	$3,319,398
Deferred income tax provision	187,553	(349,219)
Total	$1,356,819	$2,970,179

The following table sets forth reconciliation between the statutory EIT rate and the effective tax for the six months ended December 31, 2021 and 2020, respectively:

	For six months ended December 31,
	2021	2020
Provision for income taxes at statutory tax rate in the PRC	$1,334,938	$2,968,760
Effect of expense for which no income tax is deductible	21,881	1,419
Effective income tax expense	$1,356,819	$2,970,179

The significant components of deferred tax assets were as follows:

	December 31, 2021	June 30, 2021
Deferred tax assets
Senior care services fees advanced from customers	$524,536	704,262
Total	$524,536	704,262

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Value Added Tax (“VAT”)

Business tax changed to VAT in China since May 1, 2016. The Company’s revenue of installation is subject to a VAT rate of 11%. The maintenance and accessories sales were subject to a VAT rate of 17% before May 1, 2018 and were reduced to 16% since then. The VAT rate was reduced to 13% since April 1, 2019.

According to the regulations (Fiscal and Tax [2016] 36), no VAT will be levied if an enterprise provides employee-based household services. E-Home Pingtan applied for the tax exemption in July 2017 and was approved by the State Administration of Taxation (China), so the VAT rate of installation, maintenance, after-sales and cleaning service is nil since July 2017.

Taxes payable

The Company’s taxes payable as of December 31, 2021 and June 30, 2021, consisted of the following:

	December 31, 2021	June 30, 2021
Income tax payable	$237,885	$-
VAT payable	-	332
Other tax payables	1,300	1,888
Total	$239,185	$2,220

NOTE 17 – EQUITY

Ordinary Shares

At the reorganization event described in Note 1, the Company issued 50,000 ordinary shares with par value of $1 to exchange for the ownership in E-Home Pingtan from the former shareholders to WFOE.

Prior to the reorganization, the Company had $3,620,757 and $3,885,586 in contributed ownership as of June 30, 2019 and 2018, respectively.

The reorganization has been accounted for at historical cost and prepared on the basis as if the reorganization had become effective as of the beginning of the first period presented in the accompanying financial statements of the Company. On May 23, 2019, the Company split its 50,000 ordinary shares into 500,000,000 ordinary shares. The authorized ordinary shares became 500,000,000 shares and the par value changed from US$1 to US$0.0001. As part of its reorganization and on May 23, 2019, the Company surrendered 472,000,000 ordinary shares. As a result, the Company has 28,000,000 ordinary shares issued and outstanding.

On May 18, 2021, the Company completed the closing of its initial public offering of 5,575,556 ordinary shares at a public offering price of $4.50 per ordinary share, including 20,000 ordinary shares issued upon the partial exercise of the over-allotment option by Joseph Stone Capital, LLC, who acted as the representative of underwriters for the initial public offering. The total gross proceed from the initial public offering was approximately $25.1 million before underwriting commissions and offering expenses. The total net proceed from the initial public offering was $21,661,293 (ordinary shares of $558 and additional paid-in capital of $21,660,735) after deducting the financing expenses directly related to the initial public offering.

On June 21, 2021, the Company granted 6,000 ordinary shares to three of its independent directors (2,000 shares for each director) as their compensations at a fair value of $213,840 (ordinary shares of $1 and additional paid-in capital of $213,839).

Statutory Reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The reserved amounts as determined pursuant to PRC statutory laws totaled $664,100 and $664,100 as of December 31, 2021 and June 30, 2021.

Dividends

Dividends declared by the Company are based on the distributable profits as reported in its statutory financial statements reported in accordance with PRC GAAP, which may differ from the results of operations reflected in the consolidated financial statements prepared in accordance with US GAAP. The Company’s ability to pay dividends is primarily from cash received from its operating activities in PRC. For the six months ended December 31, 2021 and 2020, there was no Company dividend declared.

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 – REVENUE

The Company disaggregated senior care services revenue into the sale of the E-watch and the care service. Sales of E-watches are recognized in revenue at a point in time while revenue from care service is recognized over a period of time. Deferred portion of care service is recorded as a liability (advances from customers) on the company’s balance sheet.

	For six months ended December 31,
	2021	2020
Installation and Maintenance	$21,979,399	$32,055,964
Housekeeping	8,009,015	9,630,598
Senior care services	3,040,664	1,828,317
E-watch	1,050,404	576,174
Total	$34,079,482	$44,091,053

NOTE 19 – SEGMENT INFORMATION

Operating segments are reported in a manner consistent with the internal reporting provided to the management for decision making. Management has identified three operating segments which are installation and maintenance, housekeeping and senior care services. Operations for senior care services began in August 2019. The Company started generating revenue from this new segment in August 2019. These operating segments are monitored and strategic decisions are made on the basis of segmental profit margins. Segment profit is defined as net sales reduced by cost of revenue and other related operating expenses. The results are shown as follows for the six months ended December 31, 2021 and 2020:

	For the six months ended December 31,
Revenue	2021	2020
Installation and maintenance	$21,979,399	$32,055,964
Housekeeping	8,009,015	9,630,598
Senior care services	4,091,068	2,404,491
Total	$34,079,482	$44,091,053

	For the six months ended December 31,
Gross Profit	2021	2020
Installation and maintenance	$7,286,334	$12,218,084
Housekeeping	1,321,638	2,272,276
Senior care services	2,063,431	1,294,480
Total	$10,671,403	$15,784,840

Current Assets	December 31, 2021	June 30, 2021
Installation and maintenance	$-	$-
Housekeeping	-	-
Senior care services	-	-
Unallocated current assets	72,349,827	65,766,598
Total	$72,349,827	$65,766,598

Non-current Assets	December 31, 2021	June 30, 2021
Installation and maintenance	$-	$-
Housekeeping	-	-
Senior care services	4,699,124	4,966,998
Unallocated non-current assets	2,961,146	3,621,202
Total	$7,660,270	$8,588,200

On account of the Company’s business model, assets, operating expense, profit or loss, liabilities and other material items could not be separated into each operating segment. As the Company’s long-lived assets and revenue are substantially located in and derived from the PRC, no geographical segments are presented.

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 – COMMITMENTS AND CONTINGENCIES

As of December 31, 2021, the Company had following lease commitments under non-cancelable agreements:

Future Lease Payments	Operating Lease	Finance Lease	Capital Expenditure		Total
January 2022 to December 2022	$31,369	$83,459	2,823,219	*	$2,938,047
January 2023 to December 2023	807,754	83,459	-		891,213
January 2024 to December 2024	31,369	83,459	-		114,828
January 2025 to December 2025	31,369	83,459	-		114,828
January 2026 to December 2026	31,369	83,459	-		114,828
Thereafter	1,856,188	146,053	-		2,002,241
Total	$2,789,418	$563,348	2,823,219		$6,175,985

*	On June 20, 2021, E-Home Pingtan entered into an agreement with an unaffiliated individual to purchase an office for $4,705,365 (RMB 30,000,000). The Company prepaid $1,882,146 (RMB 12,000,000) to the individual in June 2021. The transfer of the office is still in process.

NOTE 21 – CUSTOMER AND SUPPLIER CONCENTRATION

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchase.

The Company’s sales are made to customers that are located primarily in China. For the six months ended December 31, 2021 and 2020, no individual customer or supplier accounted for more than 10% of the Company’s total revenues or purchase. As of December 31, 2021 and June 30, 2021, no individual customer or supplier accounted for more than 10% of the total outstanding accounts receivable or accounts payable balance.

NOTE 22 – RELATED PARTY BALANCES AND TRANSACTIONS

As of December 31, 2021 and June 30, 2021, the Company had $1,402 and $30,925 payable to its major shareholder and CEO, Mr. Wenshan Xie for purchase of goods and services, respectively. These balances were included in accounts payable and accrued expenses presented on the Company’s balance sheet.

NOTE 23 – SUBSEQUENT EVENTS

Equity transfer agreements

On January 20, 2022, the Company and E-Home Pingtan, the wholly-owned subsidiary of the Company in China, entered into an equity transfer agreement (the “YouYou Agreement”) with YouYou Cleaning and Mr. Guoqing Wang (“Mr. Wang”), the sole shareholder of YouYou Cleaning, pursuant to which Mr. Wang agreed to transfer 60% of the equity interests in YouYou Cleaning to E-Home Pingtan, in consideration for the sum of (i) RMB4 million (approximately $0.63 million) in cash and (ii) 2,702,826 ordinary shares of the Company valued at RMB32 million (approximately $5.03 million) with a per share issuance price equal to 120% of the average of the Nasdaq closing price of the ordinary shares of the Company for twenty consecutive trading days preceding January 11, 2022, which average is $1.55, and therefore, the per share issuance price should be $1.86. The acquisition was closed.

On January 20, 2022, the Company and E-Home Pingtan entered into another equity transfer agreement (the “LianBao Agreement”) with LianBao Appliance Service and its nine shareholders (the “Sellers”), pursuant to which the Sellers will transfer 40% of the equity interests in LianBao Appliance Service to E-Home Pingtan, in exchange for a total of 5,823,363 ordinary shares of the Company, as determined by the quotient of dividing the purchase price of RMB63.2 million (approximately $9.93 million) by a per share issuance price equal to 110% of the average of the Nasdaq closing price of the ordinary shares of Party C (Nasdaq: EJH) for twenty consecutive trading days preceding January 11, 2022, which average is $1.55, and therefore, the per share issuance price should be $1.705. The acquisition was closed.

In accordance with ASC 855-10, the Company has analyzed its operations subsequent to December 31, 2021 to the date these financial statements were issued, and has determined that, it does not have any material subsequent events to disclose in these financial statements.